 Exhibit 99.1

First Mining Announces Springpole Project Authorization from Cat Lake First Nation and Lac Seul First Nation Following the Completion of the Anishnaabe Led Impact Assessment

  Cat Lake First Nation and Lac Seul First Nation have completed their groundbreaking Anishnaabe Led Impact Assessment Process and authorize the Springpole Gold Project subject to 35 negotiated terms
  First Mining, Cat Lake First Nation and Lac Seul First Nation have finalized a Term Sheet Agreement regarding the key benefits, environmental protection measures and conditions

VANCOUVER, BC, June 16, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that following the completion of the Anishnaabe Led Impact Assessment ("ALIA") Process for the Springpole Gold Project (the "Springpole Project", or the "Project") undertaken by Cat Lake First Nation ("Cat Lake", or "CLFN") and Lac Seul First Nation ("Lac Seul", or "LSFN"), First Mining has been informed by Chiefs and Councils of Cat Lake and Lac Seul that the Nations authorize the Springpole Project subject to important terms that have been captured in an agreement between First Mining, CLFN and LSFN (the "Term Sheet Agreement"). Informed by the ALIA, there are 35 negotiated terms secured in the Term Sheet Agreement including:

  Environmental & Water Protections: Enhanced management of mine rock and tailings, water treatment, and moving the operational treated water discharge location to protect Springpole and Birch lakes.
  Cultural & Socio-Economic Safeguards: Key conditions addressing impacts identified through the ALIA supporting culture and well-being.
  Economic Participation: Significant financial benefits, including revenue sharing, guaranteed value in procurement opportunities, milestone payments, and annual capacity funding for direct participation in project activities.
  Community Healing: Federal and proponent funding to support essential on-the-land healing and addictions treatment.

"We are grateful to Cat Lake and Lac Seul First Nations, leadership, and their advisors for the enormous amount of time, energy and diligence they put into the ALIA process" said Dan Wilton, CEO of First Mining. "We are proud to have supported this ground-breaking work and have truly valued the opportunity to collaborate and learn from the process. We look forward to continuing our journey together."

The Project authorization by Cat Lake and Lac Seul Chiefs and Councils is conditional on finalizing the Term Sheet Agreement into a binding Springpole Project Agreement.

About Cat Lake First Nation

ᐱᔕᐤ ᓴᑲᐦᐃᑲᐣ (Bizhiw-zaaga'igan) or Cat Lake First Nation is an Anishinaabe community in northwestern Ontario, located approximately 180 kilometres north of Sioux Lookout. As of February 2024, it has 830 registered members, with 653 living in Cat Lake First Nation reserve lands. Cat Lake members traditionally speak Anishinaabemowin. Cat Lake First Nation's reserve lands and traditional territory fall within the boundaries of Treaty 9. However, Cat Lake First Nation asserts it has never signed a treaty with the Crown.

About Lac Seul First Nation

Obishikokaang (Lac Seul) First Nation is an Anishinaabe community in northwestern Ontario consisting of five distinct communities: Canoe River, Whitefish Bay, Kejick Bay, Frenchman's Head, and Namekosipiink (Trout Lake). As of May 2017, Lac Seul had a membership population of 3,452, with approximately 30% of members living in one of the five communities. Lac Seul members traditionally speak Anishinaabemowin. Lac Seul First Nation is a signatory to Treaty 3.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 20% project interest in the Pickle Crow Gold Project and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to (i) entering into binding agreement with CLFN and LSFN; (ii) completing permitting and feasibility study at the Springpole Project; and (iii) First Mining's plans related to its Springpole, Duparquet and other projects. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2025 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:30e 16-JUN-26